Dear Shareholders:

We may have reached a turning point for money market yields. The Federal Reserve raised a key money market interest rate, the overnight Federal Funds rate, from 4.75% to 5% on June 29. Investors will quickly see these higher rates reflected in the yield on their money market funds. The Lexington Money Market Trust returned an annualized yield of 4.00%*. This compares with a 4.42% yield for the typical money market mutual fund, as monitored by Lipper, Inc.

Portfolio Review and Market Outlook

It would be reasonable to anticipate additional increases in the Federal Funds rate in the months ahead. The Federal Reserve was prompted to raise short-term interest rates in order to slow domestic economic growth. Gross Domestic Product probably increased 4% during the second quarter; this gain comes after a 4.5% gain in the first quarter and a 6.0% advance in the final three months of 1998. The Fed views this rate of economic expansion to be incompatible with a continuation of the current low inflation environment. A low unemployment rate and relatively high factory utilization signal the risk of higher inflation. Current prices for future interest rate contracts indicate that most market participants are braced for another 25 basis point hike in the Federal Funds rate this autumn.

We think the market is being too optimistic. Short-term interest rates will rise at least 25 basis points more than is now anticipated by year-end (to 5.5%). The current projected interest rate hikes are unlikely to dent domestic economic growth. The consumer accounts for two-thirds of GDP. He and she have little reason to reign in spending given the excellent job market, rising personal income, and a bubble in financial assets which is now spilling over into real estate prices. Higher inflation will be another impetus to higher interest rates later this year. Since late May, crude oil prices have risen $3.50 to nearly $20 a barrel. Other commodity prices also are turning higher. We look for the economic recovery in Asia to pick up steam later this year and this will add a further push to the commodity price trend.

Just prior to the most recent Federal Reserve rate hike, the average maturity of the Trust was twelve days compared with fifty-seven days for the typical money market mutual fund. The shorter average maturity allowed us to reinvest more quickly. Because we expect additional interest rate hikes in August and again in the Fall, we will maintain the Trust's short relative average maturity in the months ahead.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Trust's manager considers. The manager will rely upon public filings and other statements made by issuers about their Year 2000 readiness. The manager, of course, cannot audit each issuer and its major suppliers to verify their Year 2000 readiness. If an issuer in which the Trust is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

Denis P. Jamison	Roseann G. McCarthy	Robert M. DeMichele
Portfolio Manager	Portfolio Manager	President
August, 1999	August, 1999	August, 1999

* The average yield for the seven-day period ended June 30, 1999 was 4.00%. An investment in the Trust is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Trust seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Trust.

Lexington Money Market Trust
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Principal Amount	Security	Maturity Date	Yield to Maturity on Date of Purchase	Value (Note 1)
	COMMERCIAL PAPER: 91.5%			
$2,256,000	Albertson's, Inc.	07/09/99	5.13%	$ 2,253,468
3,500,000	Alfa Corporation	07/06/99	4.99	3,497,618
2,695,000	Allmerica Financial Corporation	07/13/99	4.95	2,690,670
2,000,000	American Express Credit Corporation	07/12/99	4.91	1,997,067
1,500,000	American General Finance Corporation	07/08/99	4.90	1,498,600
750,000	Ameritech Corporation	07/09/99	5.38	749,117
3,300,000	Avnet, Inc.	07/07/99	4.93	3,297,344
3,100,000	BellSouth Telecommunications, Inc.	07/08/99	5.28	3,096,865
3,900,000	Bemis Company, Inc.	07/20/99	5.09	3,889,708
2,400,000	Block Financial Corporation	07/01/99	5.81	2,400,000
3,000,000	Cargill, Inc.	07/01/99	5.31	2,999,564
1,200,000	Caterpillar Finacial Services Corporation	07/15/99	5.04	1,197,690
3,100,000	Central Corporate Credit Union	07/14/99	5.09	3,094,403
3,500,000	Cleco Corporation	08/03/99	4.97	3,484,440
600,000	Coca Cola Company	07/30/99	5.15	597,559
2,500,000	CSC Enterprises	07/13/99	4.94	2,495,967
1,500,000	Duke Capital Corporation	07/14/99	5.02	1,497,335
1,300,000	Duke Capital Corporation	07/06/99	5.02	1,299,110
2,500,000	Eastman Kodak Company	07/09/99	5.33	2,497,083
3,600,000	Ford Motor Credit Corporation	07/08/99	4.91	3,596,640
500,000	Ford Motor Credit Corporation	08/16/99	5.13	496,793
1,800,000	General Electric Capital Corporation	07/23/99	5.00	1,794,610
2,200,000	General Electric Capital Corporation	07/16/99	4.91	2,195,453
550,000	General Motors Acceptance Corporation	09/07/99	5.07	544,868
550,000	General Motors Acceptance Corporation	07/26/99	4.89	548,109
1,800,000	General Motors Acceptance Corporation	07/07/99	4.99	1,798,530
3,400,000	Lucent Technologies, Inc.	07/09/99	4.92	3,396,358
3,500,000	Merrill Lynch and Company, Inc.	07/02/99	4.91	3,497,662
3,573,000	Motorola, Inc.	07/02/99	5.13	3,572,499
3,500,000	Orange and Rockland Utilities, Inc.	07/01/99	5.06	3,500,000
3,400,000	Pioneer Hi-Bred International, Inc.	07/22/99	5.09	3,390,083
2,300,000	Sears Roebuck Acceptance Corporation	07/19/99	5.00	2,294,365
	TOTAL COMMERCIAL PAPER (cost $75,159,578)			75,159,578
	ADJUSTABLE RATE NOTES: 8.5%			
3,000,000	Community Health System, Inc. Series A First Union National Bank*	10/01/03	5.30	3,000,000
4,000,000	Virginia State Housing Development Authority Series C*	01/01/47	5.21	4,000,000
	TOTAL ADJUSTABLE RATE NOTE (cost $7,000,000)			7,000,000
	TOTAL INVESTMENTS: 100.0% (cost $82,159,578†)			82,159,578
	Liabilities in excess of other assets: 0.0%			(58,625)
	TOTAL NET ASSETS: 100.0% (equivalent to $1.00 per share on 82,100,953 shares outstanding)			**$82,100,953**

* Seven day demand Floating Rate Note.
† Aggregate cost for Federal income tax purposes is identical.

The Notes to Financial Statements are an integral part of this statement.

Lexington Money Market Trust
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $82,159,578) (Note 1)	$82,159,578
Cash	83,906
Receivable for shares sold	246,452
Dividends and interest receivable	28,295
Total Assets	82,518,231
Liabilities	
Due to Lexington Management Corporation (Note 2)	31,077
Payable for shares redeemed	272,507
Accrued expenses	113,694
Total Liabilities	417,278
Net Assets (equivalent to $1.00 per share on 82,100,953 shares outstanding) (Note 3)	$82,100,953
Net Assets consist of:	
Shares of beneficial interest — $.10 par value per share	$ 8,210,095
Paid-in capital — unlimited authorized shares of beneficial interest at no par value	73,890,858
Total Net Assets	$82,100,953

Lexington Money Market Trust
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Interest income		$2,080,578
Expenses		
Investment advisory fee (Note 2)	$209,511	
Transfer agent and shareholder servicing expenses (Note 2)	99,169	
Accounting expenses (Note 2)	38,353	
Printing and mailing expenses	34,816	
Professional fees	15,666	
Registration fees	13,143	
Directors' fees and expenses	9,372	
Custodian expenses	7,364	
Computer processing fees	7,075	
Other expenses	19,099	
Total expenses	453,568	
Less: expenses recovered under contract with investment adviser (Note 2)	34,630	418,938
Net investment income		1,661,640
Increase in Net Assets Resulting from Operations		$1,661,640

The Notes to Financial Statements are an integral part of these statements.

Lexington Money Market Trust
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income	$ 1,661,640	$ 4,156,414
Distributions to shareholders from net investment income	(1,661,640)	(4,156,414)
Decrease in net assets from capital share transactions (Note 3)	(5,387,416)	(7,660,816)
Net decrease in net assets	(5,387,416)	(7,660,816)
Net Assets		
Beginning of period	87,488,369	95,149,185
End of period	$82,100,953	$87,488,369

The Notes to Financial Statements are an integral part of these statements.

1. Significant Accounting Policies

Lexington Money Market Trust (the ''Trust'') is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Trust's investment objective is to seek a high level of current income from short-term investments as is consistent with the preservation of capital and liquidity. The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements:

Investments Security transactions are accounted for on a trade date basis. Investments are valued at amortized cost, which approximates market value. Under this valuation method, a portfolio instrument is valued at cost and any discount or premium is amortized on a constant basis to the maturity of the instrument. Interest income is accrued as earned.

Federal Income Taxes It is the Trust's intention to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Dividends Dividends are declared daily from the total of net investment income and net realized gains on investments.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Trust pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 0.50% of the Trust's average daily net assets up to $500 million and 0.45% of its average daily net assets in excess of $500 million. LMC is required to reimburse the Trust for any expenses, including the investment adviser's fee but excluding interest and taxes, in excess of 1.0% of the Trust's average daily net assets. Reimbursement for the six months ended June 30, 1999 amounted to $34,630 and is set forth in the statement of operations.

The Trust also reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $84,861 which are incurred by the Trust, but paid by LMC.

3. Shares of Beneficial Interest

Transactions (at $1.00 per share) in shares were as follows:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Shares sold	45,305,054	88,962,867
Shares issued to shareholders on reinvestment of dividends	1,546,594	3,802,714
	46,851,648	92,765,581
Shares redeemed	(52,239,064)	(100,426,397)
Net decrease	(5,387,416)	(7,660,816)

4. Cash

In order to facilitate the clearing process for redemptions by check, the Trust maintains a compensating balance with its transfer agent. At June 30, 1999, this compensating balance amounted to $67,200 and is included in cash in the statement of assets and liabilities.

5. Year 2000 Compliance Risk

The Trust seeks to ensure that the operating and processing systems of the issuers in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these issuers may not be adequately prepared for the Year 2000 which could have a material impact on the issuer itself and on the Trust's investment in that issuer.

Lexington Money Market Trust
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from investment operations:					
Net investment income	0.0196	0.0455	0.0458	0.0441	0.0495
Less distributions:					
Distributions from net investment income	(0.0196)	(0.0455)	(0.0458)	(0.0441)	(0.0495)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return	4.00%*	4.64%	4.68%	4.50%	5.06%
Ratio to average net assets:					
Expenses, before reimbursement or waivers	1.08%*	1.05%	1.04%	1.04%	1.08%
Expenses, net of reimbursement or waivers.	1.00%*	1.00%	1.00%	1.00%	1.00%
Net investment income, before reimbursement or waivers	3.88%*	4.51%	4.55%	4.37%	4.87%
Net investment income	3.96%*	4.56%	4.58%	4.41%	4.95%
Net assets, end of period (000's omitted)	$82,101	$87,488	$95,149	$97,526	$88,786

* Annualized.

Lexington
Money Market Trust

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfundsc.om

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Money Market Trust and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX277-SAR6/99

LEXINGTON MONEY MARKET TRUST

Seeks a high level of current income
consistent with preservation of capital
and liquidity through investments
in interest bearing short-term
money market instruments.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®